C21 Investments Announces Normal Course Issuer Bid

VANCOUVER, November 26, 2024 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, is pleased to announce that it intends to commence a normal course issuer bid (the "NCIB"), under which it may purchase up to 6,002,390 common shares of the Company ("Common Shares"), representing approximately 5% of the Company's issued and outstanding Common Shares.

The Company may purchase Common Shares under the NCIB over a 12-month period beginning on December 2, 2024 and ending on December 2, 2025. All Common Shares purchased under the NCIB will be purchased on the open market through the facilities of the Canadian Securities Exchange (the "CSE") or alternative trading systems at the prevailing market price of the Common Shares at the time of purchase and in accordance with the policies of the CSE and applicable Canadian securities laws. The Company will fund the purchases of Common Shares under the NCIB with cash on hand. The exact timing and amount of any purchases of Common Shares made pursuant to the NCIB will depend on market conditions and other factors. The Company is not obligated to acquire any Common Shares and may suspend or discontinue purchases under the NCIB at any time. Any Common Shares purchased by the Company under the NCIB will be cancelled upon their purchase.

Under the NCIB, the Company may purchase up to such number of Common Shares equal to 2% of its issued and outstanding Common Shares over any 30-trading day period.

The Company intends to commence the NCIB as it believes that the market price of the Common Shares may not fully reflect the value of its business and prospects, and as such it believes that purchasing its own Common Shares for cancellation is an appropriate strategy for increasing long-term shareholder value and represents an appropriate use of the Company's financial resources.

The Company has appointed Haywood Securities Inc. as its broker to conduct the NCIB transactions on its behalf.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.ca and www.cxxi.ca.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements"). Forward-Looking Statements in this news release include, but are not limited to: the timing of commencement and cessation of the NCIB; the means by which the Company will fund the purchases of Common Shares pursuant to the NCIB; and the Company's belief that purchasing its Common Shares under the NCIB is an appropriate strategy for increasing long-term shareholder value and represents an appropriate use of the Company's financial resources. Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: achieving the anticipated results of the Company's strategic plans; and general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this news release. Such factors include, without limitation: risks and uncertainties arising from: the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity, including but not limited to, availability of sufficient cash flow to purchase Common Shares under the NCIB and to execute the Company's business plan (either within the expected timeframe or at all); changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the marijuana industry in the United States, and those other risk factors discussed in the Company's 20F filing with the U.S. Securities and Exchange Commission and Annual Information Form filing on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Should assumptions underlying the Forward-Looking Statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Forward-Looking Statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.